EXHIBIT 11.1

COMPUTATION OF LOSS PER COMMON SHARE

	Year Ended December 31,
	2008	2007
Diluted net loss per share from continuing operations:
Net loss from continuing operations available to common shareholders	$(15,182,000)	$(10,132,000)

Weighted average number of shares outstanding	7,957,324	7,957,324
Net effect of dilutive stock options based on treasury stock Method method	-	-
Total average shares	7,957,324	7,957,324
Fully diluted net loss per share	$(1.91)	$(1.27)